U.S. Securities and Exchange Commission
Washington, D.C. 20549


02058797

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-86786
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 20th day of ~~June,~~ 2002.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: [signature]
Patricia C. Taylor
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

______________________
(Title)

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

# GMACM Home Loan Trust 2002-HLTV1: *Computational Materials (September [12], 2002)*

## STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

*General Information*: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities, which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

## *$[211,000,000 ] (Approximate)*

| | |
|---|---|
| **Issuer:** | GMACM Home Loan Trust 2002-HLTV1. |
| **Offered Securities:** | GMACM Home Loan-Backed Term Notes, Series 2002-HLTV1. |
| **Certificates:** | GMACM Home Loan-Backed Certificates, Series 2002-HLTV1. The certificates are not being offered. |
| **Depositor:** | Residential Asset Mortgage Products, Inc. |
| **Seller and Servicer:** | GMAC Mortgage Corporation ("GMACM"), a Pennsylvania corporation, is the originator of all of the home loans. GMACM will be the seller of some of the initial home loans and most of the subsequent home loans. The remainder of the initial home loans and some of the subsequent home loans will be sold to the depositor by a trust established by an affiliate of GMACM, which in turn acquired the home loans from GMACM. GMACM will also be the servicer of the home loans. The Servicer will be obligated to service the home loans pursuant to the servicing agreement to be dated as of the closing date, among the servicer, the issuer and the indenture trustee |
| **Indenture Trustee:** | Bank One, National Association (the "Indenture Trustee") |
| **Owner Trustee:** | Wilmington Trust Company |
| **Credit Enhancer:** | Ambac Assurance Corporation (the "Credit Enhancer") |
| **Lead Underwriter:** | Bear Stearns & Co. Inc. |
| **Co-Underwriters:** | GMAC Commercial Holding Capital Markets Corp., Wachovia Securities |
| **Cut-off Date:** | September 1, 2002 |
| **Closing Date:** | September [26], 2002 |
| **The Notes:** | Approximately $[211,000,000] Home Loan-Backed Term Notes, Series 2002-HLTV1, are being offered (the "Notes"). The Notes will be issued pursuant to an indenture to be dated as of September [26], 2002, between the Issuer and the Indenture Trustee. |

## Characteristics of the Notes[(a),(b),(c),(d),(e)]

| Offered Securities | Original Principal Balance | Status | Coupon | Avg Life to Call (years) | Principal Lockout (months) | Principal Window (months) | Final Sch. Maturity Date[(e)] | Ratings (Moody's/S&P) |
|---|---|---|---|---|---|---|---|---|
| Class A-I Notes | $[190,000,000] | **Conforming: NOT AVAILABLE** | [Fixed] | [4.52] | [None] | [132] | [3/25/28] | [Aaa / AAA] |
| Class A-II Notes | $[21,000,000] | **Non-Conforming: AVAILABLE** | [Fixed] | [4.73] | [None] | [132] | 3/25/28] | [Aaa / AAA] |
| **Total Notes** | **$[211,000,000]** | | | | | | | |

(a) Balances subject to a 5% variance.
(b) 100% Prepayment Assumption ("PPC"): ramp from 2.00% CPR in month 1 to 17.00% CPR in month 15. On and after month 15, 17.00% CPR (flat);
(c) Transaction priced to 10% clean-up call; The coupon applicable to the Class A-I Notes and Class A-II Notes will increase by 0.50% per annum if the 10% clean-up call is not exercised;
(d) 100% P&I guarantee by Ambac;
(e) For the Class A-I and Class A-II Notes, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the initial home loan with the latest maturity date.

**Offering:** The Notes will be issued publicly from the Depositor's shelf registration.

**Form of Registration:** Book-entry form, same day funds through DTC and Euroclear.

**The Certificates:** The trust will also issue GMACM Home Loan-Backed Certificates, Series 2002-HLTV1, which will not be offered. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

**The Trust:** The depositor will establish the GMACM Home Loan Trust 2002-HLTV1, a Delaware business trust, to issue the Notes. The assets of the trust will include the home loans and related assets. Approximately [98.56]% of the home loans will be secured by liens on the mortgaged properties in which the borrowers have no equity in the mortgaged property. For each of those home loans, the combined loan-to-value ratio exceeds 100% at the time of origination of the home loan.

In addition to the home loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the home loans. The trust will also include a financial guarantee insurance policy provided by Ambac Assurance Corporation, which will guarantee certain payments on the Notes.

Payments of interest and principal on the Notes will be made only from payments received in connection with the home loans and the financial guarantee insurance policy to the extent described herein.

**The Home Loan Pool:**

Unless we indicate otherwise, the statistical information we present in these computational materials is approximate and reflects the initial pool of home loans as of the cut-off date. The initial pool will consist of closed-end, fixed rate, home equity loans expected to have an aggregate outstanding principal balance as of the cut-off date of $[158,567,380.72].

Approximately [99.96]% of the initial home loans are secured by second or more junior mortgages or deeds of trust. The initial home loans provide for substantially equal payments in an amount sufficient to amortize the principal balance of the home loans over their terms.

The home loans deposited into the trust will consist of two groups, loan group I (the "Group I Home Loans") and loan group II (the "Group II Home Loans"), together, the "Home Loans."

Loan group I will include home loans that have an aggregate outstanding principal balance as of the cut-off date of $[144,141,706.21]. Loan group I consists of mortgage loans which had principal balances at origination which, when added together with the principal balance of the related first lien, if any, are less than or equal to the conforming balance. The conforming balance for home loans secured by a single family property is $300,700 for all home loans other than those originated in Alaska, Hawaii, Guam and the U.S. Virgin Islands, for which it is $451,050. The conforming balance is higher for home loans secured by two- to four-family properties.

Loan group II will include home loans that have an aggregate outstanding balance as of the cut-off date of $[14,425,674.51]. Loan group II will include mortgage loans that do not meet the restrictions applicable to loan group I.

In addition to the home loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts, including the pre-funding account and other collections on the home loans.

**Pre-funding Feature:**

On the Closing Date, approximately $[52,432,619.28] will be deposited into an account (the "Pre-Funding Account"), which amount will be funded from the proceeds of the sale of the Notes. During the pre-funding period, funds on deposit in the pre-funding account will be used by the issuer to buy home loans from GMACM from time to time. $[45,858,293.79] will be allocated to purchasing home loans in loan group I and

$[6,574,325.49] will be allocated to purchasing home loans in loan group II.

The pre-funding period will be the period from the closing date to the earliest of (i) the date on which the amount on deposit in the pre-funding account is less than $50,000, (ii) December [26], 2002 and (iii) the occurrence of a servicer default under the Servicing Agreement (the "Pre-Funding Period"). The subsequent home loans will conform to certain specified characteristics.

Amounts on deposit in the pre-funding account will be invested in permitted investments as specified in the Indenture. Any amounts remaining in the pre-funding account at the end of the pre-funding period will be used to make principal payments on the Notes.

**Capitalized Interest Account:** On the closing date, if required by the Credit Enhancer, part of the proceeds of the sale of the Notes will be deposited into an account designated the "capitalized interest account," which will be held by the indenture trustee. Amounts on deposit in the capitalized interest account will be withdrawn on each payment date during the pre-funding period to cover any shortfall in interest payments on the Notes due to the pre-funding feature during the pre-funding period. Any amounts remaining in the capitalized interest account at the end of the pre-funding period will be paid to GMACM.

**Prepayment Pricing Speed Assumption:** A constant prepayment of 2.00% per year of the then outstanding principal balance of the loans in the first month of the life of the loans and increases each month thereafter until it reaches 17.00% on the fifteenth month. Beginning in the fifteenth month and thereafter during the life of such loans, a constant prepayment rate of 17.00% per year.

**Payment Date:** The 25th day of each month (or the next succeeding business day), commencing October 25, 2002.

**Payment Delay:** With respect to the Class A-I and Class A-II Notes, 24 days.

**Note Rate:** Interest will accrue on the Class A-I and Class A-II Notes at a fixed rate during the month prior to the month of the related Payment Date (or from the Cut-off Date to the end of such month in the case of the first Payment Date) based on an assumed year of 360 days, consisting of twelve 30-day months.

**Principal Payments on the Notes:** Payments of the principal collection distribution amount, liquidation loss distribution amount and the required overcollateralization amount shall be distributed concurrently to the Class A-I Notes and the Class A-II Notes, in each case in proportion to the percentage of the principal collections derived from the related loan group for that payment date, until the note balances of the Class A-I Notes and the Class A-II Notes have been reduced to zero.

After either the Class A-I Notes or the Class A-II Notes is reduced to zero, all principal collections and interest collections received from both loan groups that are allocated to the Notes will be distributed to the remaining class of Notes until its principal note balance has been reduced to zero.

Because principal payments on the Notes in respect of liquidation loss distribution amounts and overcollateralization increase amounts will be allocated between the Class A-I Notes and the Class A-II Notes in proportion to the principal collections received from the related loan group, and not in proportion to the amount of liquidation loss amounts on home loans in the related loan group or the amount of overcollateralization derived from that loan group, excess interest collections from one loan group may be applied on any payment date to make principal payments to the Notes corresponding to the other loan group.

**Payments on the Notes:**

Principal Payments on the Class A-I Notes will be based primarily on amounts collected or received in respect of the home loans in loan group I, while payments on the Class A-II Notes will be based primarily on amounts collected or received in respect of the home loans in loan group II.

On each Payment Date, principal and interest collections, minus the servicing fees and the fees and expenses of the trust, will be allocated from the payment account in the following order of priority:

1) To pay to the Credit Enhancer the accrued and unpaid premium for the policy and any previously unpaid premiums, with interest thereon, and to pay the amount, if any, of the monthly fee for the limited reimbursement agreement and any previously unpaid monthly fees, with interest thereon;
2) To pay accrued and unpaid interest due on the Notes;
3) To pay principal on the Notes, in an amount equal to the principal collection distribution amount for such payment

date;

4) To pay principal on the Notes, in an amount equal to the liquidation loss distribution amounts for such payment date, together with any such liquidation loss distribution amounts remaining undistributed from any preceding payment date;

5) To reimburse the Credit Enhancer for unreimbursed draws on the policy, with interest thereon;

6) To the holders of the certificates, through and including the payment date in [December 2002], 100% of remaining available funds;

7) To the extent of remaining available funds, to pay as additional principal on the Notes, any amount necessary to increase the amount of over-collateralization to the required over-collateralization level;

8) To pay the Credit Enhancer any other amounts owed to it pursuant to the insurance agreement, with interest thereon;

9) To pay the indenture trustee any unpaid expenses and other reimbursable amounts owed to the indenture trustee; and

10) To pay any remaining amount to the holder of the certificates.

**Servicing Fee:** The primary compensation to be paid to the Servicer in respect of its servicing activities will be [0.50]% per annum, payable monthly.

**Advancing:** There is no required advancing of delinquent principal or interest by the Servicer, the Trustees, the Credit Enhancer or any other entity.

**Credit Enhancement:** Credit enhancement with respect to the Notes will be provided by (1) excess interest, (2) overcollateralization and (3) the Note Insurance Policy.

*Excess Interest.* The weighted average home loan rate is generally expected to be higher than the sum of (a) the servicing fee, (b) the weighted average Note Rate and (c) the Credit Enhancer premium. On each Payment Date, excess interest generated during the related collection period will be available to cover losses and build overcollateralization on such Payment Date.

*Overcollateralization*: Excess interest will be applied, to the extent available, to make accelerated payments of principal to the securities then entitled to receive payments of principal; such application will cause the aggregate principal balance of the Notes to amortize more rapidly than the home loans, resulting in overcollateralization. Excess interest will be used to pay down the Notes such that, prior to the Stepdown Date, the "Required Overcollateralization Amount" will be equal to approximately [2.75]% of the original pool balance plus any amounts on deposit in the pre-funding account as of the closing date. On or after the Stepdown Date, the "Required Overcollateralization Amount" will be equal to the lesser of (a) the Required Overcollateralization Amount as of the initial payment date and (b) [5.50]% of the current pool balance, but not lower than [0.50]% of the original pool balance plus any amounts on deposit in the pre-funding account as of the closing date.

*Financial Guarantee Policy:* The Credit Enhancer will unconditionally and irrevocably guarantee: (a) timely payment of interest, (b) the amount of any losses not covered by excess interest or overcollateralization, and (c) the payment of principal due on the Notes on the final payment date. The Financial Guarantee Policy is not cancelable for any reason.

**Stepdown Date:**

The Stepdown Date is the Payment Date (subject to the satisfaction of certain loss criteria) occurring on the later of:

(1) the Payment Date in [October 2005] (i.e. on the 37th Payment Date); and

(2) the first Payment Date on which the current pool balance has been reduced to an amount equal to 50% of the original pool balance plus any amounts on deposit in the pre-funding account as of the closing date.

**Optional Redemption:**

The Servicer may, at its option, effect an early redemption of the Notes on or after any Payment Date when the current pool balance declines to less than 10% of the sum of (x) the original pool balance of the home loans as of the cut-off date and (y) the amount on deposit in the pre-funding account as of the closing date (the "Step-up Date").

The purchase price payable by the servicer for the home loans will be the sum of: (1) the aggregate outstanding principal balance of the home loans, or the fair market value of real estate acquired by foreclosure, plus accrued and unpaid interest thereon at the weighted average of the net loan rates of the home loans through the day preceding the payment date of this purchase; and (2) all amounts due and owing the Credit Enhancer.

| | |
|---|---|
| **Tax Status:** | For federal income tax purposes, the Notes will be characterized as indebtedness of the Issuer. |
| **ERISA Eligibility:** | The Notes may be purchased by employee benefit plans that are subject to ERISA. |
| **SMMEA Treatment:** | The Notes will not constitute "mortgage related securities" for purposes of SMMEA. |
| **Risk Factors:** | The Prospectus Supplement includes certain risk factors that should be considered in connection with the purchase of the Notes. |

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## COLLATERAL SUMMARY

*Initial Group I Home Loans*

(as of the Cut-Off Date)

| | Initial Group I Home Loans |
|---|---|
| **Cut-Off Date** | 9/1/2002 |
| **Total Outstanding Balance:** | $144,141,706.21 |
| **Number of Loans:** | 3,692 |
| **Average Remaining Balance:** | $39,041.63 (range: $9,026.77 - $139,662.19) |
| **WA Mortgage Loan Rate:** | 14.658% (range: 9.750% - 18.125%) |
| **Original Weighted Average Term:** | 244 months |
| **Remaining Weighted Average Term:** | 240 months |
| **Lien Position:** | 99.95% second |
| **WA CLTV Ratio:** | 116.82% (range: 28.11% - 125.00%) |
| **WA FICO Score:** | 686 |
| **WA DTI Ratio:** | 39.97 |
| **WA Junior Ratio:** | 26.75% |
| **Documentation (>1%):** | 100.00% full documentation. |
| **Loan Purpose:** | 67.79% debt consolidation,<br>25.03% cash out,<br>5.29% debt consolidation & home improvement,<br>1.90 % rate / term refinance. |
| **Property Type:** | 89.30% single family,<br>6.54% condominium,<br>3.42% planned unit development,<br>0.72% two to four family,<br>0.02% manufactured housing. |
| **Owner Occupancy:** | 100.00% owner occupied. |
| **WA Disposable Income of Borrower:** | $3,829.02 |
| **Geographic Distribution:**<br>**(all states >= 5.00%)** | CA (12.76%), NC (8.74%), IL (6.71%),<br>NY (6.18%), FL (6.11%), OH (5.48%). |
| **Prepayment Penalty** | 47.49% Yes, 52.51% No. |

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Initial Group I Home Loan Characteristics

Set forth below is a description of certain characteristics of the initial Group I Home Loans as of the cut-off date. Unless otherwise specified, all principal balances of the initial Group I Home Loans are as of the cut-off date and are rounded to the nearest dollar. All percentages are approximate percentages by Group I principal balance as of the cut-off date (except as indicated otherwise).

### Property Type

| Property Type | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Single Family | 3,319 | $128,721,304.83 | 89.30% |
| Condominium | 245 | 9,419,772.93 | 6.54 |
| Planned Unit Development | 104 | 4,926,881.53 | 3.42 |
| Two to Four Family | 23 | 1,040,746.92 | 0.72 |
| Manufactured Housing | 1 | 33,000.00 | 0.02 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

### Principal Balances

| Range of Principal Balances | | | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| $0.01 | to | $25,000.00 | 793 | $16,236,000.36 | 11.26% |
| $25,000.01 | to | $50,000.00 | 2,201 | 81,821,441.12 | 56.76 |
| $50,000.01 | to | $75,000.00 | 561 | 34,045,334.56 | 23.62 |
| $75,000.01 | to | $100,000.00 | 120 | 10,113,735.91 | 7.02 |
| $100,000.01 | to | $125,000.00 | 16 | 1,785,532.07 | 1.24 |
| $125,000.01 | to | $150,000.00 | 1 | 139,662.19 | 0.10 |
| | | **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The average principal balance of the initial Group I Home Loans as of the cut-off date is approximately $39,041.63.

### Original Balances

| Range of Original Balances | | | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| $0.01 | to | $25,000.00 | 746 | $15,116,500.80 | 10.49% |
| $25,000.01 | to | $50,000.00 | 2,239 | 82,517,346.02 | 57.25 |
| $50,000.01 | to | $75,000.00 | 567 | 34,275,341.31 | 23.78 |
| $75,000.01 | to | $100,000.00 | 123 | 10,307,323.82 | 7.15 |
| $100,000.01 | to | $125,000.00 | 16 | 1,785,532.07 | 1.24 |
| $125,000.01 | to | $150,000.00 | 1 | 139,662.19 | 0.10 |
| | | **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The average original balance of the initial Group I Home Loans as of the cut-off date is approximately $39,299.86.

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Combined Loan-to-Value Ratios

| Range of Combined Loan-to-Value Ratios (%) | | | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| 0.01% | to | 40.00% | 1 | $34,101.37 | 0.02% |
| 50.01% | to | 60.00% | 1 | 35,000.00 | 0.02 |
| 70.01% | to | 80.00% | 3 | 89,921.64 | 0.06 |
| 80.01% | to | 90.00% | 4 | 124,735.79 | 0.09 |
| 90.01% | to | 100.00% | 59 | 1,675,577.35 | 1.16 |
| 100.01% | to | 110.00% | 750 | 23,884,251.24 | 16.57 |
| 110.01% | to | 115.00% | 757 | 27,104,229.20 | 18.80 |
| 115.01% | to | 120.00% | 819 | 32,696,668.30 | 22.68 |
| 120.01% | to | 125.00% | 1,298 | 58,497,221.32 | 40.58 |
| | | **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The minimum and maximum combined loan-to-value ratios of the initial Group I Home Loans as of the cut-off date are approximately 28.11% and 125.00%, respectively, and the weighted average combined loan-to-value ratio of the initial Group I Home Loans as of the cut-off date is approximately 116.82%.

## Geographical Distributions

| *Location* | Number of Initial Group I *Home Loans* | *Cut-off Date Balance* | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| California | 428 | $18,396,835.79 | 12.76% |
| North Carolina | 321 | 12,604,391.99 | 8.74 |
| Illinois | 243 | 9,678,510.99 | 6.71 |
| New York | 226 | 8,905,578.68 | 6.18 |
| Florida | 215 | 8,803,793.94 | 6.11 |
| Ohio | 228 | 7,901,680.02 | 5.48 |
| Michigan | 160 | 5,984,122.86 | 4.15 |
| Pennsylvania | 153 | 5,539,860.45 | 3.84 |
| Virginia | 128 | 5,257,524.84 | 3.65 |
| Arizona | 128 | 5,043,051.66 | 3.50 |
| Maryland | 108 | 4,406,702.98 | 3.06 |
| Washington | 101 | 4,052,444.91 | 2.81 |
| Georgia | 94 | 3,619,762.72 | 2.51 |
| Colorado | 83 | 3,451,460.33 | 2.39 |
| New Jersey | 80 | 3,287,766.70 | 2.28 |
| Indiana | 88 | 3,113,388.07 | 2.16 |
| Nevada | 75 | 3,054,730.31 | 2.12 |
| Other | 833 | 31,040,098.97 | 21.53 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

"Other" includes states and the District of Columbia with under 2.00% concentrations individually.

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Junior Ratios[(1)(2)(3)]

| Range of Junior Ratios (%) | | | | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 5.001% | to | 10.000% | | 75 | $1,307,375.48 | 0.91% |
| 10.001% | to | 15.000% | | 361 | 8,567,666.46 | 5.95 |
| 15.001% | to | 20.000% | | 821 | 25,987,898.45 | 18.04 |
| 20.001% | to | 25.000% | | 875 | 32,668,381.19 | 22.67 |
| 25.001% | to | 30.000% | | 672 | 28,740,172.80 | 19.95 |
| 30.001% | to | 35.000% | | 478 | 23,105,591.53 | 16.04 |
| 35.001% | to | 40.000% | | 217 | 12,186,696.36 | 8.46 |
| 40.001% | to | 45.000% | | 109 | 6,281,564.45 | 4.36 |
| 45.001% | to | 50.000% | | 39 | 2,263,538.20 | 1.57 |
| 50.001% | to | 55.000% | | 22 | 1,521,151.99 | 1.06 |
| 55.001% | to | 60.000% | | 12 | 826,436.59 | 0.57 |
| 60.001% | to | 65.000% | | 5 | 332,606.05 | 0.23 |
| 65.001% | to | 70.000% | | 3 | 162,815.60 | 0.11 |
| 75.001% | to | 80.000% | | 1 | 120,709.69 | 0.08 |
| | | | **Total** | **3,690** | **144,072,604.84** | **100.00%** |

(1) The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the initial Group I Home Loans secured by second liens as of the cut-off date is approximately 26.75%.

(3) Includes only the initial Group I Home Loans secured by second liens.

## Loan Rates

| Range of Loan Rates (%) | | | | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 9.000% | to | 9.999% | | 6 | $222,405.62 | 0.15% |
| 10.000% | to | 10.999% | | 42 | 1,698,900.28 | 1.18 |
| 11.000% | to | 11.999% | | 31 | 1,170,651.80 | 0.81 |
| 12.000% | to | 12.999% | | 495 | 19,875,997.21 | 13.79 |
| 13.000% | to | 13.999% | | 735 | 30,243,132.31 | 20.98 |
| 14.000% | to | 14.999% | | 877 | 35,325,724.98 | 24.51 |
| 15.000% | to | 15.999% | | 761 | 29,352,708.93 | 20.36 |
| 16.000% | to | 16.999% | | 542 | 19,249,957.71 | 13.35 |
| 17.000% | to | 17.999% | | 202 | 6,961,255.92 | 4.83 |
| 18.000% | to | 18.999% | | 1 | 40,971.45 | 0.03 |
| | | | **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The weighted average loan rate of the initial Group I Home Loans as of the cut-off date is approximately 14.658%.

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Months Remaining to Scheduled Maturity

| Range of Remaining Term | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 0 to 120 | 2 | $84,977.62 | 0.06% |
| 121 to 180 | 1,795 | 63,066,267.94 | 43.75 |
| 181 to 240 | 196 | 8,362,596.96 | 5.80 |
| 241 to 300 | 1,699 | 72,627,863.69 | 50.39 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The weighted average months remaining to scheduled maturity of the initial Group I Home Loans as of the cut-off date is approximately 240 months.

## Lien Priority

| Lien Position | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Second | 3,690 | $144,072,604.84 | 99.95% |
| First | 2 | 69,101.37 | 0.05 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

## Debt-to-Income Ratios

| Range of Debt-to-Income Ratios (%) | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 5.001% to 10.000% | 2 | $47,801.07 | 0.03% |
| 10.001% to 15.000% | 4 | 174,547.46 | 0.12 |
| 15.001% to 20.000% | 29 | 913,980.62 | 0.63 |
| 20.001% to 25.000% | 113 | 3,826,802.92 | 2.65 |
| 25.001% to 30.000% | 306 | 10,602,620.99 | 7.36 |
| 30.001% to 35.000% | 580 | 20,358,797.84 | 14.12 |
| 35.001% to 40.000% | 739 | 26,534,301.68 | 18.41 |
| 40.001% to 45.000% | 994 | 39,803,834.06 | 27.61 |
| 45.001% to 50.000% | 909 | 41,167,523.02 | 28.56 |
| 50.001% to 55.000% | 11 | 474,682.93 | 0.33 |
| 55.001% to 60.000% | 5 | 236,813.62 | 0.16 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

The weighted average debt-to-income ratio of the initial Group I Home Loans as of the cut-off date is approximately 39.97%.

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Documentation Type

| Documentation Type | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Full Documentation | 3,692 | $144,141,706.21 | 100.00% |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

## Occupancy Types

| Occupancy (as indicated by borrower) | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Owner Occupied | 3,692 | $144,141,706.21 | 100.00% |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

## Loan Purpose

| Loan Purpose | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Debt Consolidation | 2,400 | $97,708,310.79 | 67.79% |
| Cash Out | 1,039 | 36,072,631.50 | 25.03 |
| Debt Consolidation & Home Improvement | 197 | 7,621,086.31 | 5.29 |
| Rate/Term Refinance | 56 | 2,739,677.61 | 1.90 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Origination Year

| Origination Year | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 2002 | 3,166 | $122,987,199.26 | 85.32% |
| 2001 | 524 | 21,081,916.23 | 14.63 |
| 2000 | 2 | 72,590.72 | 0.05 |
| Total | 3,692 | $144,141,706.21 | 100.00% |

## Credit Scores as of the Date of Origination

| Range of Credit Scores as of the Date of Origination of the Loans | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 600 to 619 | 2 | $41,964.62 | 0.03% |
| 620 to 639 | 13 | 472,133.52 | 0.33 |
| 640 to 659 | 554 | 20,236,182.36 | 14.04 |
| 660 to 679 | 1,269 | 48,183,452.68 | 33.43 |
| 680 to 699 | 839 | 34,228,390.84 | 23.75 |
| 700 to 719 | 576 | 23,114,673.16 | 16.04 |
| 720 to 739 | 253 | 10,531,225.22 | 7.31 |
| 740 to 759 | 120 | 4,631,950.04 | 3.21 |
| 760 to 779 | 44 | 1,857,659.00 | 1.29 |
| 780 to 799 | 20 | 804,099.22 | 0.56 |
| 880 to 899 | 2 | 39,975.55 | 0.03 |
| Total | 3,692 | $144,141,706.21 | 100.00% |

The weighted average credit score of the borrower of the initial Group I Home Loans as of the cut-off date is approximately 686.

## Disposable Income of Borrowers[(1)(2)]

| Range of Disposable Income of Borrowers ($) | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| $1,000.00 to $1,999.99 | 18 | $550,153.06 | 0.38% |
| $2,000.00 to $2,999.99 | 1,378 | 46,718,552.69 | 32.41 |
| $3,000.00 to $3,999.99 | 1,153 | 45,533,015.27 | 31.59 |
| $4,000.00 to $4,999.99 | 631 | 27,279,484.83 | 18.93 |
| $5,000.00 to $5,999.99 | 299 | 13,332,214.30 | 9.25 |
| $6,000.00 to $6,999.99 | 113 | 5,300,341.69 | 3.68 |
| $7,000.00 to $7,999.99 | 46 | 2,521,204.74 | 1.75 |
| $8,000.00 to $8,999.99 | 23 | 1,230,245.95 | 0.85 |
| $9,000.00 to $9,999.99 | 13 | 614,817.13 | 0.43 |
| $10,000.00 and greater | 18 | 1,061,676.55 | 0.74 |
| Total | 3,692 | $144,141,706.21 | 100.00% |

(1) Determined on a pretax basis by subtracting the borrower's monthly debt service on outstanding debt from the borrower's monthly income.

(2) The weighted average disposable monthly income of the borrower of the initial Group I Home Loans as of the cut off date is approximately $3,829.02.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Prepayment Penalty

| Penalty | Number of Initial Group I Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Yes | 1,745 | $68,456,577.06 | 47.49% |
| No | 1,947 | 75,685,129.15 | 52.51 |
| **Total** | **3,692** | **$144,141,706.21** | **100.00%** |

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## COLLATERAL SUMMARY

*Initial Group II Home Loans*

(as of the Cut-Off Date)

| | Initial Group II Home Loans |
|---|---|
| **Cut-Off Date** | 9/1/2002 |
| **Total Outstanding Balance:** | $14,425,674.51 |
| **Number of Loans:** | 189 |
| **Average Remaining Balance:** | $76,326.32 (range: $24,947.99 - $150,000.00) |
| **WA Mortgage Loan Rate:** | 14.557% (range: 10.990% - 17.625%) |
| **Original Weighted Average Term:** | 272 months |
| **Remaining Weighted Average Term:** | 269 months |
| **Lien Position:** | 100.00% second |
| **WA CLTV Ratio:** | 114.66% (range: 87.07% - 125.00%) |
| **WA FICO Score:** | 691 |
| **WA DTI Ratio:** | 43.27% |
| **WA Junior Ratio:** | 23.48% |
| **Documentation (>1%):** | 100.00% full documentation. |
| **Loan Purpose:** | 67.27% debt consolidation,<br>24.16% cash out,<br>7.72% debt consolidation & home improvement,<br>0.85% rate / term refinance. |
| **Property Type:** | 82.84% single family,<br>14.27% planned unit development,<br>2.89% condominium. |
| **Owner Occupancy:** | 100.00% owner occupied. |
| **WA Disposable Income of Borrower:** | $6,043.30 |
| **Geographic Distribution:**<br>**(all states >= 5.00%)** | CA (40.11%), NY (6.97%),<br>AZ (5.48%). |
| **Prepayment Penalty** | 53.63% Yes, 46.37% No. |

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Initial Group II Home Loan Characteristics

Set forth below is a description of certain characteristics of the initial Group II Home Loans as of the cut-off date. Unless otherwise specified, all principal balances of the initial Group II Home Loans are as of the cut-off date and are rounded to the nearest dollar. All percentages are approximate percentages by Group II principal balance as of the cut-off date (except as indicated otherwise).

### Property Type

| Property Type | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Single Family | 162 | $11,950,560.57 | 82.84% |
| Planned Unit Development | 23 | 2,058,402.34 | 14.27 |
| Condominium | 4 | 416,711.60 | 2.89 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

### Principal Balances

| Range of Principal Balances | | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| $0.01 | to | $25,000.00 | 1 | $24,947.99 | 0.17% |
| $25,000.01 | to | $50,000.00 | 40 | 1,790,994.58 | 12.42 |
| $50,000.01 | to | $75,000.00 | 59 | 3,766,927.86 | 26.11 |
| $75,000.01 | to | $100,000.00 | 61 | 5,288,970.77 | 36.66 |
| $100,000.01 | to | $125,000.00 | 18 | 2,126,539.41 | 14.74 |
| $125,000.01 | to | $150,000.00 | 10 | 1,427,293.90 | 9.89 |
| | | **Total** | **189** | **$14,425,674.51** | **100.00%** |

The average principal balance of the initial Group II Home Loans as of the cut-off date is approximately $76,326.32.

### Original Balances

| Range of Original Balances | | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|
| $0.01 | to | $25,000.00 | 1 | $24,947.99 | 0.17% |
| $25,000.01 | to | $50,000.00 | 40 | 1,790,994.58 | 12.42 |
| $50,000.01 | to | $75,000.00 | 59 | 3,766,927.86 | 26.11 |
| $75,000.01 | to | $100,000.00 | 60 | 5,190,001.27 | 35.98 |
| $100,000.01 | to | $125,000.00 | 19 | 2,225,508.91 | 15.43 |
| $125,000.01 | to | $150,000.00 | 10 | 1,427,293.90 | 9.89 |
| | | **Total** | **189** | **$14,425,674.51** | **100.00%** |

The average original balance of the initial Group II Home Loans as of the cut-off date is approximately $76,618.78.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Combined Loan-to-Value Ratios

| Range of Combined Loan-to-Value Ratios (%) | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 80.01% to 90.00% | 1 | $74,932.09 | 0.52% |
| 90.01% to 100.00% | 3 | 235,902.56 | 1.64 |
| 100.01% to 110.00% | 58 | 3,990,868.40 | 27.67 |
| 110.01% to 115.00% | 40 | 2,611,681.44 | 18.10 |
| 115.01% to 120.00% | 38 | 3,014,071.07 | 20.89 |
| 120.01% to 125.00% | 49 | 4,498,218.95 | 31.18 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

The minimum and maximum combined loan-to-value ratios of the initial Group II Home Loans as of the cut-off date are approximately 87.07% and 125.00%, respectively, and the weighted average combined loan-to-value ratio of the initial Group II Home Loans as of the cut-off date is approximately 114.66%.

## Geographical Distributions

| Location | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| California | 77 | $5,785,557.70 | 40.11% |
| New York | 15 | 1,005,445.77 | 6.97 |
| Arizona | 9 | 790,514.05 | 5.48 |
| Colorado | 9 | 693,925.82 | 4.81 |
| North Carolina | 9 | 677,152.43 | 4.69 |
| New Jersey | 7 | 656,970.07 | 4.55 |
| Florida | 8 | 608,519.66 | 4.22 |
| Virginia | 8 | 593,972.40 | 4.12 |
| Illinois | 7 | 577,792.01 | 4.01 |
| Ohio | 5 | 461,227.76 | 3.20 |
| Michigan | 5 | 364,394.78 | 2.53 |
| Washington | 4 | 339,310.16 | 2.35 |
| Other | 26 | 1,870,891.90 | 12.97 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

"Other" includes states and the District of Columbia with under 2.00% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Junior Ratios(1)(2)(3)

| Range of Junior Ratios (%) | | | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 5.001% | to | 10.000% | | 6 | $275,350.57 | 1.91% |
| 10.001% | to | 15.000% | | 31 | 1,457,025.44 | 10.10 |
| 15.001% | to | 20.000% | | 51 | 3,170,694.76 | 21.98 |
| 20.001% | to | 25.000% | | 47 | 3,800,900.97 | 26.35 |
| 25.001% | to | 30.000% | | 34 | 3,185,051.75 | 22.08 |
| 30.001% | to | 35.000% | | 11 | 1,278,662.02 | 8.86 |
| 35.001% | to | 40.000% | | 6 | 817,608.30 | 5.67 |
| 40.001% | to | 45.000% | | 3 | 440,380.70 | 3.05 |
| | | | **Total** | **189** | **$14,425,674.51** | **100.00%** |

(4) The junior ratio of a mortgage loan is the ratio (expressed as a percentage) of the outstanding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(5) The weighted average junior ratio of the initial Group II Home Loans secured by second liens as of the cut-off date is approximately 23.48%.

(6) Includes only the initial Group II Home Loans secured by second liens.

## Loan Rates

| Range of Loan Rates (%) | | | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|---|---|
| 10.000% | to | 10.999% | | 1 | $64,800.00 | 0.45% |
| 11.000% | to | 11.999% | | 1 | 69,926.82 | 0.48 |
| 12.000% | to | 12.999% | | 28 | 2,412,999.07 | 16.73 |
| 13.000% | to | 13.999% | | 38 | 2,797,131.75 | 19.39 |
| 14.000% | to | 14.999% | | 54 | 4,461,164.92 | 30.93 |
| 15.000% | to | 15.999% | | 35 | 2,698,065.87 | 18.70 |
| 16.000% | to | 16.999% | | 25 | 1,622,781.33 | 11.25 |
| 17.000% | to | 17.999% | | 7 | 298,804.75 | 2.07 |
| | | | **Total** | **189** | **$14,425,674.51** | **100.00%** |

The weighted average loan rate of the initial Group II Home Loans as of the cut-off date is approximately 14.557%.

**THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT**

## Months Remaining to Scheduled Maturity

| Range of Remaining Term | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|
| 0 to 180 | | 47 | $3,088,296.61 | 21.41% |
| 181 to 240 | | 7 | 482,306.73 | 3.34 |
| 241 to 300 | | 135 | 10,855,071.17 | 75.25 |
| | **Total** | **189** | **$14,425,674.51** | **100.00%** |

The weighted average months remaining to scheduled maturity of the initial Group II Home Loans as of the cut-off date is approximately 269 months.

## Lien Priority

| Lien Position | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|
| Second | | 189 | $14,425,674.51 | 100.00% |
| | **Total** | **189** | **$14,425,674.51** | **100.00%** |

## Debt-to-Income Ratios

| Range of Debt-to-Income Ratios (%) | | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|---|
| 20.001% to 25.000% | | 2 | $124,777.27 | 0.86% |
| 25.001% to 30.000% | | 8 | 601,732.95 | 4.17 |
| 30.001% to 35.000% | | 17 | 1,326,813.69 | 9.20 |
| 35.001% to 40.000% | | 23 | 1,835,968.51 | 12.73 |
| 40.001% to 45.000% | | 37 | 2,670,837.10 | 18.51 |
| 45.001% to 50.000% | | 100 | 7,680,997.43 | 53.25 |
| 50.001% to 55.000% | | 1 | 128,000.00 | 0.89 |
| 55.001% to 60.000% | | 1 | 56,547.56 | 0.39 |
| | **Total** | **189** | **$14,425,674.51** | **100.00%** |

The weighted average debt-to-income ratio of the initial Group II Home Loans as of the cut-off date is approximately 43.27%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Documentation Type

| Documentation Type | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Full Documentation | 189 | $14,425,674.51 | 100.00% |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

## Occupancy Types

| Occupancy (as indicated by borrower) | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Owner Occupied | 189 | $14,425,674.51 | 100.00% |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

## Loan Purpose

| Loan Purpose | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Debt Consolidation | 127 | $9,704,628.43 | 67.27% |
| Cash Out | 45 | 3,485,755.87 | 24.16 |
| Debt Consolidation & Home Improvement | 15 | 1,113,175.20 | 7.72 |
| Rate/Term Refinance | 2 | 122,115.01 | 0.85 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Origination Year

| Origination Year | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 2002 | 169 | $12,902,723.70 | 89.44% |
| 2001 | 20 | 1,522,950.81 | 10.56 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

## Credit Scores as of the Date of Origination

| Range of Credit Scores as of the Date of Origination of the Loans | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| 640 to 659 | 28 | $1,331,797.74 | 9.23% |
| 660 to 679 | 61 | 4,203,467.97 | 29.14 |
| 680 to 699 | 43 | 3,702,466.53 | 25.67 |
| 700 to 719 | 27 | 2,685,306.63 | 18.61 |
| 720 to 739 | 21 | 1,650,959.97 | 11.44 |
| 740 to 759 | 6 | 592,394.75 | 4.11 |
| 760 to 779 | 1 | 74,901.30 | 0.52 |
| 780 to 799 | 2 | 184,379.62 | 1.28 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

The weighted average credit score of the borrower of the initial Group II Home Loans as of the cut-off date is approximately 691.

## Disposable Income of Borrowers[1][2]

| Range of Disposable Income of Borrowers ($) | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group II Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| $2,000.00 to $2,999.99 | 3 | $185,808.08 | 1.29% |
| $3,000.00 to $3,999.99 | 29 | 1,886,012.77 | 13.07 |
| $4,000.00 to $4,999.99 | 51 | 3,753,666.21 | 26.02 |
| $5,000.00 to $5,999.99 | 40 | 3,195,433.79 | 22.15 |
| $6,000.00 to $6,999.99 | 30 | 2,262,404.27 | 15.68 |
| $7,000.00 to $7,999.99 | 5 | 447,540.16 | 3.10 |
| $8,000.00 to $8,999.99 | 12 | 1,171,343.12 | 8.12 |
| $9,000.00 to $9,999.99 | 8 | 693,535.73 | 4.81 |
| $10,000.00 and greater | 11 | 829,930.38 | 5.75 |
| **Total** | **189** | **$14,425,674.51** | **100.00%** |

(1) Determined on a pretax basis by subtracting the borrower's monthly debt service on outstanding debt from the borrower's monthly income.

(2) The weighted average disposable monthly income of the borrower of the initial Group II Home Loans as of the cut off date is approximately $6,043.30.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## Prepayment Penalty

| Penalty | Number of Initial Group II Home Loans | Cut-off Date Balance | Percentage of Initial Group I Home Loans by Cut-Off Date Balance |
|---|---|---|---|
| Yes | 101 | $7,736,741.55 | 53.63% |
| No | 88 | 6,688,932.96 | 46.37 |
| **Total** | **189** | **$14,425,674.51** | **100%** |

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

## SENSITIVITY TABLES - *To Call*

*Class A-I (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 13.93 | 7.24 | 5.61 | 4.52 | 3.74 | 3.18 |
| Modified Duration (years) | 9.47 | 5.61 | 4.55 | 3.79 | 3.22 | 2.79 |
| First Principal Payment | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 |
| Last Principal Payment | 2/25/2026 | 1/25/2019 | 12/25/2015 | 9/25/2013 | 11/25/2011 | 6/25/2010 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 281 | 196 | 159 | 132 | 110 | 93 |
| Illustrative Yield @ Par (30/360) | 4.73% | 4.71% | 4.70% | 4.68% | 4.67% | 4.65% |

*Class A-II (to call)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 16.24 | 7.79 | 5.92 | 4.73 | 3.90 | 3.31 |
| Modified Duration (years) | 10.50 | 5.91 | 4.73 | 3.92 | 3.33 | 2.89 |
| First Principal Payment | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 |
| Last Principal Payment | 2/25/2026 | 1/25/2019 | 12/25/2015 | 9/25/2013 | 11/25/2011 | 6/25/2010 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 281 | 196 | 159 | 132 | 110 | 93 |
| Illustrative Yield @ Par (30/360) | 4.88% | 4.85% | 4.84% | 4.83% | 4.81% | 4.80% |

## SENSITIVITY TABLES - *To Maturity*

*Class A-I (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 13.99 | 7.56 | 5.91 | 4.78 | 3.98 | 3.40 |
| Modified Duration (years) | 9.49 | 5.74 | 4.69 | 3.93 | 3.36 | 2.93 |
| First Principal Payment | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 |
| Last Principal Payment | 7/25/2027 | 12/25/2026 | 10/25/2025 | 5/25/2023 | 7/25/2020 | 12/25/2017 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 298 | 291 | 277 | 248 | 214 | 183 |
| Illustrative Yield @ Par (30/360) | 4.73% | 4.72% | 4.71% | 4.70% | 4.69% | 4.68% |

*Class A-II (to maturity)*

| % of Pricing Prepayment Assumption | 0% | 50% | 75% | 100% | 125% | 150% |
|---|---|---|---|---|---|---|
| Average Life (years) | 16.37 | 8.32 | 6.40 | 5.13 | 4.24 | 3.60 |
| Modified Duration (years) | 10.54 | 6.13 | 4.96 | 4.13 | 3.53 | 3.07 |
| First Principal Payment | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 | 10/25/2002 |
| Last Principal Payment | 8/25/2027 | 1/25/2027 | 12/25/2025 | 9/25/2023 | 12/25/2020 | 4/25/2018 |
| Principal Lockout (months) | 0 | 0 | 0 | 0 | 0 | 0 |
| Principal Window (months) | 299 | 292 | 279 | 252 | 219 | 187 |
| Illustrative Yield @ Par (30/360) | 4.88% | 4.87% | 4.87% | 4.86% | 4.84% | 4.83% |

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Bear Stearns is not responsible for any recommendation, solicitation, offer or agreement or any information about any transaction, customer account or account activity contained in this communication.
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